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                           Filed by Standard Pacific Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Standard Pacific Corp.
                           Commission File No.:  001-10959


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                                 News Release
                            Standard Pacific Corp.
                         15326 Alton Parkway,
                         Irvine, California 92618-2338
     Contact:  Andrew H. Parnes, Vice President -- Finance (949) 789-1616

FOR IMMEDIATE RELEASE ON FRIDAY, APRIL 14, 2000


STANDARD PACIFIC CORP. AND THE WRITER CORPORATION JOINTLY
ANNOUNCE DEFINITIVE ACQUISITION AGREEMENT

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     IRVINE, CALIFORNIA, Friday, April  14, 2000................................
Stephen J. Scarborough, President and Chief Executive Officer of Standard
Pacific Corp. (NYSE SPF), and George S. Writer, Jr., Chairman and Chief
Executive Officer of The Writer Corporation (OTC Bulletin Board WRTC), today announced that the companies have entered into a definitive agreement for the previously announced acquisition by Standard Pacific of Writer for a purchase price of $3.35 per share of Writer common stock, or a total of approximately $26.7 million, plus the assumption of approximately $27.7 million of indebtedness. The acquisition consideration will be payable in a combination of cash and Standard Pacific common stock, with Writer's public shareholders being entitled to elect to receive up to the entire purchase price in cash, subject to certain limitations. Writer is a longtime homebuilder in the Denver metropolitan area, and more recently has expanded its operations into the emerging Ft. Collins/Northern Colorado market. For the year ended December 31, 1999, Writer had revenues of $82 million and delivered 383 homes.

     Under the terms of the proposed acquisition, Writer's stockholders will receive, at their election, a combination of cash and/or Standard Pacific common
stock valued at $3.35 per share of Writer common stock.   Not more than 60% and
not less than 50% of the aggregate consideration will be paid in shares of Standard Pacific common stock. Standard Pacific's shares will be valued based on their average trading price for a 20 day period prior to consummation of the merger, provided that in no event will the shares be valued at less than $11.00 per share or more than $13.50 per share. In the event the option to elect cash is oversubscribed, Writer's directors, officers and 10% shareholders have agreed to accept shares of Standard Pacific common stock.

     Consummation of the transaction is subject to customary conditions, including registration with the Securities and Exchange Commission and approval of Writer's stockholders.
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     Writer is nationally recognized for developing master-planned residential communities that integrate single-family detached homes, townhomes and cluster homes with extensive neighborhood facilities. Since 1965 Writer has built over 10,000 homes in 35 communities.

     Standard Pacific, which has built more than 40,000 homes since 1966, operates primarily as a geographically diversified builder of single family homes with operations throughout the major metropolitan markets in California, Texas and Arizona.

     This news release shall not constitute an offer of any securities for sale. Copies of a proxy statement/prospectus relating to the transaction will be provided to stockholders of Writer when available for distribution. In addition, the proxy statement/prospectus will be filed with the Securities Exchange Commission and copies will be available free of charge from the Commission's website (www.sec.gov) and from Standard Pacific. The proxy statement/prospectus will contain important information, and investors are urged to read this document once it becomes available.

     This news release contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such statements are based on information available as of the date hereof, and are made only as of the date hereof. To the extent that such statements relate to the proposed acquisition referred to in this release, there is a risk, among others, that the transaction might not be completed.